UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

BSD Medical Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32526	75-1590407
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

2188 West 2200 South, Salt Lake City, Utah	84119
(Address of Principal Executive Offices)	(Zip Code)

Scott Mayfield	801-972-5555
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1          Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of BSD Medical Corporation’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.bsdmedical.com.

Item 1.02 Exhibit

BSD Medical has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2          Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BSD Medical Corporation

Date: June 2, 2014
	By:	/s/ William S. Barth
	Name:	William S. Barth
	Title:	Chief Financial Officer